NEW PACIFIC VENTURES, INC.
1515 Arapahoe Street, Tower 1, 10th floor
Denver, Colorado 80202

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about November 20, 2006 to the holders of record at the close of business on November 17, 2006 (the “Record Date”) of shares of common stock, $.001 par value, of New Pacific Ventures, Inc., a Colorado corporation, (the “Company”). You are receiving this Information Statement in connection with the intended change in control to the Company’s Board of Directors.

On August 8, 2006, the Company entered into a Share Exchange Agreement (the “Agreement”) with Tatonka Oil and Gas, Inc., a Colorado corporation (“Tatonka”), and the shareholder of Tatonka. Pursuant to the terms of the Agreement which closed on October 30, 2006, the Company acquired all of the issued and outstanding shares of capital stock of Tatonka from the Tatonka shareholder in exchange for an aggregate of 15,000,000 newly issued shares of the Company’s common stock (the “Acquisition”).

As a condition to the Acquisition, (i) Gerry Jardine and Roy Brown, two of the three members of the Board of Directors of the Company, resigned, and (iii) Brian Huges, the President of Tatonka was named as a director of the Company, to serve with Brent Petterson, who continued as a director. In addition, eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date, Brent Petterson will resign as a director of the Company.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security holders.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

The Company has one classes of voting securities outstanding, common stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to shareholders. As of November 16, 2006, there were 55,000,000 shares of common stock outstanding and entitled to vote.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock immediately after the Acquisition, by:

•	each person known to beneficially own more than five percent of the Common Stock;
•	each director of the Company (including proposed directors); and
•	all directors and executive officers as a group.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Brian Hughes (3)	15,000,000	27.27%
Brent Petterson	2,000,000	3.64%
All officers and directors as a group, after completion of the acquisition (2 persons)	17,000,000	30.91%
LMA Hughes LLLP (3)	15,000,000	27.27%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Tatonka Oil and Gas Company, Inc. 1515 Arapahoe Street, Tower 1, 10th floor, Denver, Colorado 80202.
(2)
Applicable percentage ownership is based on 55,000,000 shares of common stock outstanding as of October 26, 2006, together with securities exercisable or convertible into shares of common stock within 60 days of October 26, 2006 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of October 26, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Mr. Hughes is the President of Hughes Ventures, which is the general partner of LMA Hughes LLLP and has voting and investment control of the shares owned by LMA Hughes LLLP.

CHANGES TO THE BOARD OF DIRECTORS

In connection with the closing of the Acquisition, (i) Gerry Jardine and Roy Brown, two of the three members of the Board of Directors of the Company, resigned, and (iii) Brian Huges, the President of Tatonka was named as a director of the Company, to serve with Brent Petterson, who continued as a director. In addition, eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date, Brent Petterson will resign as a director of the Company.

To the best of the Company’s knowledge, none of the incoming directors is currently a director or, or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

After the closing of the Merger, Brian Hughes will serve as Chairman of the Board. In addition, in connection with the closing under the Agreement: (i) each of the following officers of the Company submitted their resignations: Gerry Jardine and Brent Petterson and (ii) the following individual was elected as an officer of the Company: Brian Hughes - President, Chief Executive Officer and Secretary. The Company’s executive offices have been relocated to:

1515 Arapahoe Street, Tower 1, 10th floor
Denver, Colorado 80202

After the Merger

The following table lists the individual who has been appointed as an officer and director of the Company in connection with the Acquisition.

Name	Age	Position(s) with the Company
Brian Hughes	51	President, Chief Executive Officer, Secretary and Director
___________________

Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at our annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among any of the Company’s directors and executive officers.

Background of Executive Officers and Directors

Brian Hughes. Mr. Hughes became President/CEO/Director / Secretary-Treasurer, with the closing of the transaction between New Pacific and Tatonka. Mr. Hughes studied at West Point from 1973 to 1977 and graduated with a BSc in Engineering. Mr. Hughes studied at the University of Texas from 1983 to 1985 and graduated with an MSc in Petroleum Engineering at the University of Texas. From 2000 until now, Mr. Hughes has been an independent oil and gas investor. Mr. Hughes prior employment history included three years as a Petroleum Engineer at Shell before embarking on a career as an independent petroleum engineer for eighteen years. Mr. Hughes had central roles at Pennaco Energy, Ultra Petroleum and The JM Huber Corp. His prior gas projects have achieved a combined market capitalization exceeding $8 Billion, producing more than 500 MMCFPD and generating more than $3 million per day in revenue.

Compensation of Directors

The Company’s directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, the Company believes that, during the year ended September 30, 2005, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Asset Purchase Agreement and as described in the following paragraphs, none of the Company’s directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons, has any material interest, direct or indirect, in any transaction during the last three years or in any presently proposed transaction that, in either case, has affected, or will materially affect, the Company. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

LMA Hughes LLLP provided $650,000 in advances to the Company, which were repaid upon the closing of a private placement in October 2006. These advances were for oil and gas leases, leasehold improvements, geological surveys and equipment development purchased for Tatonka. Brian Hughes, our CEO, is the President of Hughes Ventures, which is the general partner of LMA Hughes LLLP. Mr. Hughes, his ex-wife and three minor children are the limited partners of LMA Hughes LLLP.

LMA Hughes LLLP holds overriding royalties on the difference between the 77% net revenue interest purchased by New Pacific and the original leases purchased by the partnership. We do not anticipate granting such overrides on acreage that is acquired going forward.

EXECUTIVE COMPENSATION

The following table sets forth all compensation paid in respect of the Company’s Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for our last three completed fiscal years.

SUMMARY COMPENSATION TABLE
					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Fiscal Year	Annual Salary ($)	Annual Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)

Brian Hughes, CEO	2005	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0
	2003	0	0	0	0	0	0	0

Option/SAR Grants In The Last Fiscal Year

None.

Long-term Incentive Plans - Awards in Last Fiscal Year

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW PACIFIC VENTURES, INC.

By:	/s/ BRIAN HUGHES
Brian Hughes
Chief Executive Officer